Exhibit 99.2

Edison Mission Energy
Illinois Plants — Funds Flow from Operations
Twelve Months Ended December 31, 2002
(In Millions) (Unaudited)

	Midwest Generation, LLC	Edison Mission Overseas Co.	Edison Mission Midwest Holdings	Consolidation Adjustments (Note 2)	Sale Leaseback Adjustments (Note 1)	Edison Mission Midwest Holdings	Sale Leaseback Adjustments (Note 3)	Illinois Plants
	(SEC Reporting Basis)	(Consolidated)	(Parent)			(Consolidated)
Project Revenues
Electric revenues	$1,149.9	$0.0	$0.0	$0.0	$0.0	$1,149.9	$0.0	$1,149.9
Income (loss) from price risk management	(1.2)	—	—	—	—	(1.2)	—	(1.2)

Total operating revenues	1,148.7	—	—	—	—	1,148.7	—	1,148.7

Project Operating Expenses
Fuel	396.4	—	—	—	—	396.4	—	396.4
Plant operations	349.3	—	—	—	23.5	372.8	74.8	447.6
Depreciation and amortization	175.6	0.0	—	—	(25.5)	150.1	(42.6)	107.5
Asset impairment and other charges	70.3	—	—	—	—	70.3	—	70.3
Settlement of postretirement employee benefit liability	(70.6)	—	—	—	—	(70.6)	—	(70.6)
Administrative and general	25.4	1.1	0.0	(17.2)	—	9.3	—	9.3

Total operating expenses	946.4	1.1	0.0	(17.2)	(2.0)	928.3	32.2	960.5

Project Revenues less Operating Expenses	202.3	(1.1)	(0.0)	17.2	2.0	220.4	(32.2)	188.2

Project Other Income (Expense)
Interest and other income (expense)	(0.5)	1.2	1.6	—	—	2.3	—	2.3
Intercompany interest income (expense):
Edison Mission Energy	118.9	—	—	—	—	118.9	—	118.9
Edison Mission Overseas	(227.1)	227.1	—	—	—	—	—	—
Interest expense	(118.9)	—	(77.3)	—	31.1	(165.1)	87.8	(77.3)

Total other income (expense)	(227.6)	228.3	(75.7)	—	31.1	(43.9)	87.8	43.9

Income (Loss) before Income Taxes	(25.3)	227.2	(75.7)	17.2	33.1	176.5	55.6	232.1
Income Taxes	(9.5)	87.6	(29.2)	6.6	12.9	68.4	21.7	90.1

Net Income (Loss)	$(15.8)	$139.6	$(46.5)	$10.6	$20.2	$108.1	$33.9	$142.0

Funds Flow from Operations
Income (loss) before Income Taxes	$(25.3)	$227.2	$(75.7)	$17.2	$33.1	$176.5	$55.6	$232.1
Add (deduct):
Depreciation and amortization	175.6	—	0.0	—	(25.5)	150.1	(42.6)	107.5
Asset impairment charge	25.4	—	—	—	—	25.4	—	25.4
Settlement of postretirement employee benefit liability	(70.6)	—	—	—	—	(70.6)	—	(70.6)

Funds Flow from Operations	$105.1	$227.2	$(75.7)	$17.2	$7.6	$281.4	$13.0	$294.4

Note 1	Consolidation adjustment required to report the Collins Leases as operating leases by Edison Mission Midwest Holdings and Subsidiaries in lieu of lease financings recorded by Midwest Generation, LLC.
Note 2	Push down of parent G&A for SEC reporting.
Note 3	Consolidation adjustment required to report the Powerton/Joliet Leases as operating leases by Edison Mission Energy and Subsidiaries in lieu of lease financings recorded by Midwest Generation, LLC.

The above schedule is provided as supporting financial information to the Funds Flow from Operations set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations. Illinois Plants is not a legal entity and accordingly, the above financial information for the Illinois Plants has not been prepared in accordance with generally accepted accounting standards.